GRACIN & MARLOW, LLP
The Chrysler Building
405 Lexington Avenue, 26th Floor
New York, New York 10174
(212) 907-6457

June 26, 2013
VIA EDGAR

United States Securities and Exchange Commission 100 F Street, NE Mail Stop 4720 Washington, D.C. 20549
Attention:	Tom Kluck Branch Chief

Re:	eBullion, Inc. Registration Statement on Form S-1 Filed May 1, 2013
File No. 333-188

Dear Mr. Kluck:

Thank you for your May 17, 2013 letter regarding eBullion, Inc. (“eBullion”).  In order to assist you in your review of eBullion’s Form S-1, we hereby submit a letter responding to the comments and Amendment No. 1 to Form S-1 marked to show changes.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

General

1.           Please provide us with support for all quantitative and qualitative business and industry data used in the prospectus.  For example only, we note your disclosure in the “Business” section starting on page 13.  Clearly mark the specific language in the supporting materials that supports each statement.  The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Response:  We have attached the support as requested.

United States Securities and Exchange Commission
June 26, 2013

2.           Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  We have been informed by the Company that they  did not have any written communications that were presented to potential investors.  There are currently no research reports about the company that are published.

3.           We are unable to locate the disclosure required by Item 201 of Regulation S-K.  Please revise your disclosure as appropriate or advise.

Response:  Please see the disclosures under the sections entitled “Holders” “Dividends” Equity Compensation Plans” and “Determination of Offering Price”.

Prospectus Summary, page 1

Business Overview, page 1

4.           We note your disclosure that Man Loong licenses its electronic trading platform from True Technology.  Please clearly identify the parties that own True Technology and their relationships to you.

Response:  We have identified the parties that own True Technology and Man Loong’s relationship with them.

Risk Factors, page 4

5.           Please clarify that you have included all material risks in this section and revise your disclosure as appropriate.  In addition, please revise your disclosure to add a risk factor, as applicable, to address the risks relating to the limited prior experience of your management in operating a public company.

Response:  We have clarified that we have included all material risks in this section and have added the additional disclosure, as requested.

6.           We note your discussion of the risks to your trade commissions related to economic conditions under the risk factor entitled “Our revenue is based upon Man Loong’s trade commissions . . . ” on page 4 and the risks to your commissions from your role as a service provider due to competition under the risk factor entitled “A substantial portion of our revenue and operating profits . . . ” on page 4.  Please revise your disclosure to clarify whether you are discussing different commissions in each of these risk factors or whether these risk factors are discussing the same commissions.  Please also revise your disclosure to consistently identify the portion of your revenue that is derived from such commissions.

Response:  We have made the requested revisions to clarify that the references were to the same commissions and that all of the Company’s revenue is derived from commissions.

United States Securities and Exchange Commission
June 26, 2013

Man Loong may be exposed to unidentified or unexpected risks . . . , page 4

7.           We note your disclosure that “Man Loong relies on a combination of technical and human controls and supervision to protect it against certain risks” and that “Man Loong may elect to adjust its risk-management policies to allow for an increase in risk tolerance.”  Please revise your disclosure to identify the certain risks that you are referencing and to further explain how and when Man Loong may adjust its risk management policies.

Response:  We have revised the disclosure to identify the risks referenced in the risk factor.  Man Loong will continue to adjust its risk management policies as needed.

We do not own the trading platform upon which our business operates . . . , page 5

8.           We note your statement that the license agreement wherein Man Loong licenses the software that is utilized to run its electronic trading platform “can be terminated upon [y]our breach of the terms of the agreement.”  However, on page 20, we note your disclosure that “True Technology has the right to terminate the License Agreement . . . at any time.”  Please revise your disclosure, as appropriate, to clarify the risk regarding the termination of the license agreement by True Technology.

Response:  We have revised the disclosure to clarify the termination provisions of the License Agreement.

Man Loong’s operations will be dependent upon its ability to protect . . . , page 7

9.           We note that your risk factor discusses your pending and existing patents.  However, on page 20, the discussion regarding your intellectual property does not include a discussion of such patents.  Please revise your disclosure as appropriate.

Response:  We have revised the disclosure to remove the references risk factor.

Business, page 13

10.          Please discuss in greater detail how the company facilitates trades on behalf of nonmembers.  For example, please discuss whether the company acts as an agent for buyers or sellers or both.  Also, discuss whether the company facilitates trades between buyers and sellers where an initial spot contract is entered into between such parties; also discuss the principal terms of these agreements.  If the company is facilitating trades where buyers and sellers acquire or dispose of existing spot contracts, please describe the principal terms of such contracts including when such contracts were initially entered compared to their settlement date.

Response:  We have added additional disclosure regarding the company’s trading activities.

United States Securities and Exchange Commission
June 26, 2013

11.          Please discuss whether there are any intermediaries involved in these transactions that act as a clearing house or assume counterparty risk.

Response:  We have added additional disclosure to address this comment.

12.          Please discuss how commissions are paid to the company and what determines the amount of each commission.

Response:  We have added additional disclosure regarding how commissions are paid and how the Company determines the amount of each commission.

13.          Please describe in greater detail the spot market in the Hong Kong market.

Response:  We have added disclosure regarding the spot market in the Hong Kong market in greater detail.

14.         Please discuss in greater detail the settlement of the spot contracts that the company facilitates trades.  Please discuss whether your clients or buyers take physical possession of the commodities and discuss the company’s involvement in this process, if any.

Response:  We have added the requested disclosure.

Chinese Gold and Silver Trading Society, page 15

15.          We note your disclosure on page 17 of the trading hours for the electronic trading platform and that “electronic trading lasts 19.5 hours.”  However, on page 17 and elsewhere, you disclose that you provide “effective 24-hour access to the bullion market through Man Loong’s electronic trading platform.”  Please revise your disclosure as appropriate or advise.

Response:  We have revised our disclosure to indicate that trading lasts 19.5 hours but that the Company provides information services 24 hours a day.

Our Products, Services and Customers, page 18

16.          We note your statement that “[r]ecently, all of Man Loong’s revenue is derived from commissions” and that “in the past [Man] Loong has been a counterparty for certain limited trading activity.”  Please revise your disclosure to clarify how Man Loong acted as a counterparty in such transactions, when Man Loong’s business as a counterparty in these transactions ceased, how much of Man Loong’s revenues during the prior fiscal year were derived from such business and whether Man Loong may continue this business in the future.

Response:  We have revised the disclosure to clarify that Man Loong no longer acts as a counterparty and clarified our disclosure that Man Loong’s revenues during the prior fiscal year were all commission revenues.

United States Securities and Exchange Commission
June 26, 2013

17.          We note your disclosure that Man Loong “contracts with agents who pay Man Loong a fixed commission on each precious metal spot contract trade that their customers execute.”  Please revise your disclosure to describe your network of agents.  For example only, please disclose the number of agents with whom you have entered into agreements and the geographic regions covered by your agents.  Please also describe the key terms of the contracts between you and your agents.

Response:  We have revised the disclosure as requested.

18.          We note your disclosure that a spot contract is a contract to buy or sell a commodity on the transaction date at the spot price.  Please disclose whether the settlement date occurs within a couple of days of the trade date.  Also, clearly disclose whether spot contracts are the only type of contracts in which the company facilitates trades.  In addition, affirmatively disclose whether the company facilitates trades in futures contracts, forwards contracts or swaps.

Response:  We have added the requested disclosure.

19.          We note your disclosure that substantially all of Man Loong’s past revenue was derived from commissions that it earned from executing trades for third parties.  Please discuss in greater detail the other sources of revenues.

Response:  We have clarified that all revenue was from commissions.

Our Electronic Trading Services, page 18

20.          We note your disclosure that Man Loong’s platform allows customers to acquire and dispose of their spot contracts.  Please disclose whether these spot contracts have a settlement date that is within a couple of days of the trade date.

Response:  We have added disclosure that the spot contracts have no definitive settlement date.

21.          We note your disclosure that Man Loong licenses its trading platform from True Technology.  We also note that Man Loong entered into an agreement on April 1, 2013 with True Technology Company Limited for the provision of hosting services.  Please revise your disclosure to clarify whether the trading platform license is included in the agreement executed on April 1, 2013.  We may have further comment.

Response:  We have clarified that the license is included in the agreement.

Research and Development, page 20

22.          We note your disclosure regarding the efforts of Man Loong to determine customer demands.  Please revise your disclosure to provide an estimate of the amount spent during each of the last two fiscal years on research and development activities.  Please refer to Item 101(h)(4)(x) of Regulation S-K.

Response:  We have added the requested disclosure.

United States Securities and Exchange Commission
June 26, 2013

Intellectual Property, page 20

23.          We note your disclosure that you have entered into confidentiality agreements with your employees and independent contractors.  Please revise your disclosure to identify and discuss the material provisions of these confidentiality agreements.

Response:  We have revised our disclosure as requested.

24.          We note your disclosure regarding your Software Development License and Maintenance Agreement with True Technology.  Please revise your disclosure to provide the duration of the agreement and the license granted therein.  Please refer to Item 101(h)(4)(vii) of Regulation S-K.

Response:  We have added the requested disclosure.

Management’s Discussion and Analysis of Financial Condition and Results . . . , page 23

25.          We believe your MD&A section could benefit from an expanded “Overview” section that offers investors an introductory understanding of eBullion, Inc. and the matters with which management is concerned primarily in evaluating the company’s financial condition and operating results.  A good introduction, accordingly, might include a discussion of the following:  the economic or industry-wide factors relevant to the company; a discussion of how the company earns or expects to earn revenues and income; the identity of the company’s primary business lines, location(s) of operations and principal services; and insight into material opportunities, challenges, risks, and material trends and uncertainties.  For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to SEC Release No. 33-8350 Dec. 19, 2003.  See also, Item 303 of Regulation S-K.

Response: We have added the requested disclosure.

26.          You disclose that an agency agreement with a shareholder expired on September 1, 2012.  Please revise your filing to disclose the impact this expired agreement will have on your operations.  Please refer to Item 303 of Regulation S-K.

Response:  We have added the requested disclosure.

27.          Please revise your filing to provide more robust explanations of the changes in your results of operations.  Please refer to Item 303 of Regulation S-K.

Response: We have added the requested disclosure.

United States Securities and Exchange Commission
June 26, 2013

Liquidity, page 24

28.          Please revise your disclosure, as appropriate, to include the information required by Item 303(a)(1) of Regulation S-K or advise.  For example only, please identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way.

Response: We have added the requested disclosure.

Directors, Executive Officers, Promoters and Control Persons, page 25

29.          We note your disclosure regarding your directors and executive officers.  Please revise your disclosure to include the information required by Item 401(e)(1) of Regulation S-K.  For example only, for each individual identified, please disclose the principal occupations and employment during the past five years, identifying the positions held by such individual and noting the year in which such individual commenced and concluded his or her service in such position.

Response: We have added the requested disclosure.

Executive Compensation and Other Information, page 26

Executive Compensation, page 26

30.           We note your statement that the summary compensation table includes all compensation to your “principal executive officer, principal financial officer and each executive officer whose compensation exceeded $100,000 during each of the fiscal years ended March 31, 2013 and 2012.”  Please revise your disclosure regarding executive compensation, including the summary compensation table, to include the compensation of Man Loong’s principal executive officer who was serving in that capacity during the last completed fiscal year and the two most highly compensated executive officers, other than the principal executive officer, who were serving as executive officers at the end of the last completed fiscal year.  Please refer to Item 402(m)(2) of Regulation S-K.  Please also include the narrative disclosure to your summary compensation table as required by Item 402(o) of Regulation S-K.

Response: Complied with.  We have added the requested disclosure.  Please note that there are only two executive officers of Man Loong.

31.          We note that your summary compensation table includes footnotes (1) and (2), without any accompanying text.  Please revise this disclosure as appropriate or advise.

Response:  We have removed the footnotes.

United States Securities and Exchange Commission
June 26, 2013

Director Compensation, page 27

32.          We note your disclosure that Mr. Havlin “has received $5,200 for consulting services.”  Please revise your disclosure to clarify when Mr. Havlin received these fees, to describe the capacity in which Mr. Havlin received these fees and to discuss the services for which Mr. Havlin received these fees.  We may have further comment.

Response: We have added the requested disclosure

Security Ownership of Certain Beneficial Owners and Management, page 27

33.          We note that your beneficial ownership table includes seven individuals, five of whom are identified elsewhere in your prospectus as your executive officers and/or directors.  We also note that in the beneficial ownership table you disclose that your directors and executive officers as a group, which you indicate includes five individuals, own 50,780,000 shares or 100% of your common stock.  However, on page 27 of your prospectus, we note that you indicate that the table was prepared based on 51,260,000 shares of common stock outstanding.  In addition, the summation of the number of shares for the five individuals included in the table that are identified elsewhere in the prospectus as directors and/or executive officers does not equal 50,780,000 shares.  Please revise your disclosure as appropriate to resolve these inconsistencies or advise.  In addition, we note that the table includes footnotes (1) and (4), but the accompanying footnote text identifies footnotes (1) and (2).  Please revise your disclosure as appropriate.

Response: We have revised the disclosure.

Selling Stockholders, page 28

34.          We note that you disclose that “[n]one of the investors . . . other than Mr. Havlin and Ms Li are affiliated with the Company.”  However, in the next sentence, you state that “[n]one of the selling shareholders other than Ms Li has at any time during the past three years acted as one of [y]our or Man Loong’s employees, officers or directors or has had a material relationship with [you] or Man Loong.”  Please revise your disclosure, as appropriate, to resolve this inconsistency or advise.

Response: We have revised the disclosure.

Certain Relationships and Related Transactions, page 31

35.          Please ensure that you include disclosure regarding all of the transactions required by Item 404(d) of Regulation S-K.  For example only, we note that you reference a related party receivable of $20,027 under the “Liquidity” section on page 24, that you have included an agency agreement with Mr. Wong Hak Yim, your director, as exhibit 10.5 to your registration statement and that your selling stockholder table on page 28 indicates that you sold shares to Mr. Havlin, your director, and Ms. Li, your Chief Financial Officer and director, during April of 2013.  Please revise your related party transaction disclosure to include the information required by Item 404(a) of Regulation S-K for these transactions or advise.

Response: We have added the requested disclosure.

United States Securities and Exchange Commission
June 26, 2013

36.          For each transaction identified pursuant to Item 404 of Regulation S-K, please disclose the information required by Item 404(a) of Regulation S-K, as appropriate.  For example only, for each transaction, please provide the name of the related person and the basis on which the person is a related person, please provide the related person’s interest in the transaction and please disclose the approximate dollar value of the amount involved in the transaction.

Response: We have added the requested disclosure.

Description of Securities, page 32

37.          We note your disclosure related to your common stock.  Please revise your disclosure to include the information required by Item 202 of Regulation S-K.  For example only, with regard to your common stock, please outline briefly, as appropriate, dividend rights, redemption provisions, voting rights, including any provisions specifying the vote required by security holders to take action, any classification of the board of directors and the impact of such classification where cumulative voting is permitted or required, liquidation rights, preemption rights, and any restriction on alienability.  Please refer to Item 202(a) of Regulation S-K.

Response: Complied with.  We have added the requested disclosure.

Where You Can Find More Information, page 33

38.          We note your disclosure regarding the SEC’s Public Reference Room.  Please revise your disclosure to include the proper address for the Public Reference Room.  Please refer to Item 101(h)(5)(iii) of Regulation S-K.

Response:  Complied with.  We have changed the street address to 100 F Street, Room 1580.

Financial Statements of Man Loong Bullion Company Limited for the nine months ended

December 31, 2012 and 2011

Notes to the Financial Statements, page F-23

7. Income Taxes, page F-33

39.          You disclose that you “had no differences between the book and tax basis of assets and liabilities which gave rise to deferred income tax assets or liabilities.” Further, we note that you have recorded Commissions received in advance of $80,267.  Please tell us how you determined there was no difference between the book and tax basis for this item.

Response: Commission revenues received in advance were not recorded as revenue for book purposes and are not taxable under applicable tax laws of Hong Kong.  Accordingly the book and tax bases of commissions received in advance were the same.

In this Amendment, we have incorporated the financial statements of Man Loong for the full years ended March 31, 2013 and 2012.  As of those dates we had no commissions received in advance.  We have recorded deferred taxes in the March 31, 2013 financials and the difference between the book and book and tax basis of our assets are related to depreciation on equipment  and is fully described in Note 7.

United States Securities and Exchange Commission
June 26, 2013

Financial Statements for eBullion, Inc.

Footnotes to Financial Statements, page F-42

Note 1 – Organization and Summary of Significant Accounting Policies, page F-42

40.          Please revise your filing to disclose your fiscal year end.

Response:  We have revised to disclose our fiscal year end.

Outside Back Cover Page of Prospectus

41.          Please include the disclosure required by Item 502(b) of Regulation S-K or advise.

Response: Please be advised that there are no dealers involved with the sale of the securities under this prospectus and therefore no disclosure is needed.

Item 15.  Recent Sales and Issuances of Unregistered Securities, page II-2

42.          We note your disclosure that you issued an aggregate of 500,000 shares of common stock pursuant to Section 4(a)(2) in March and April of 2013.  However, we note that you filed a Form D related to this offering on April 29, 2013, indicating that the first sale occurred on April 5, 2013, that the offering was pursuant to Rule 506 of Regulation D and that “there was a concurrent offering to individuals residing outside of the U.S. in which $240,740 was sold.”  Please revise your disclosure in the registration statement to resolve these inconsistencies or advise.

Response:  We believe that the appropriate disclosure is listed in Item 15….“accredited investors” or “non-U.S. persons” as defined by Regulation D and Regulation S”.

Item 16.  Exhibits, page II-2

43.          Please ensure that you include all of the exhibits required by Item 601 of Regulation S-K.  For example only, we note that you reference two new agent agreements executed subsequent to the end of the third quarter on page 23 and that you reference confidentiality agreements that Man Loong has entered into with its employees and independent contractors on page 20.  Please file these agreements as exhibits or explain why you believe you are not required to do so.

Response:  We have attached these agreements as requested.  Please note, that the two new agency agreements that were entered into subsequent to year end are the same form as the form of agency agreement that has previously been filed as an exhibit and therefore were not separately filed as exhibits.

United States Securities and Exchange Commission
June 26, 2013

Exhibit 23.1a

44.          Please have your auditor revise their consent to reference the complete date of their report (i.e. April 12, 2013).

Response:  The auditor has revised their consent to reference the complete date of their report.

Exhibit 23.1b

45.          Please tell us why your auditor included a reference to their nine month review in their consent.

Response:  The auditor has revised their consent to remove the reference to their nine month review.

Item 17.  Undertakings, page II-3

46.          Please revise your undertakings to include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K or advise.

Response:  Complied with.  We have added additional disclosure to our undertakings.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow
Partner

Demand and supply | Investment World Gold Council http://www.gold.org/investment/why_and_how/why_invest/demand_and ...

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WORLD GOLD COUNCIL

London AM fix US$1285
ETF(AUM) US$80,719m

Investment

Demand and supply

The evolving structure
of demand and supply

Shifting dynamics have driven the gold market's evolution from concentration to dispersion, across both borders and sources of demand and supply ... find out more

The demand and supply dynamics of the gold market underpin the precious metal's extensive appeal and functionality, including its characteristics as an investment vehicle.

Demand flows, 5-year average (2008-2012)

Investment* (1,483 t) 36.3%
Technology (439 t) 10.8%
Jewellery (2,002 t) 49.0%
Central bank net purchases (160 t) 3.9%

Source: Thomson Reuters GFMS, World Gold Council
*Investment excludes OTC investment and other stock flows

Click to enlarge

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Demand and supply | Investment World Gold Council http://www.gold.org/investment/why_and_how/why_invest/demand_and_...

Supply flows, 5-year average (2008-2012)

Mine Production* (2,547 t) 61.4%
Recycled gold (1,600 t) 38.6%

Source: Thomson Reuters GFMS, World Gold Council
*Net of producer hedging

Click to enlarge

Above-ground stocks, end 2012 (total: 174,100 tonnes)

Jewellery (84,600 t) 49%
Official sector (30,100 t) 17%
Investment (34,700 t) 20%
Technology (21,200 t) 12%
Unaccounted for (3,600 t) 2%

Source: Thomson Reuters GFMS
Note: Totals may not sum due to independent rounding.

Click to enlarge

Demand

Demand for gold is widely dispersed around the world. East Asia, the Indian sub-continent and the Middle East accounted for approximately 66% of consumer demand in 2012. India, Greater China (China, Hong Kong and Taiwan), US and Turkey represented well over half of consumer demand. A different set of socio-economic and cultural incentives drives each market, creating a diverse range of factors influencing demand. Rapid demographic and other socio-economic changes in many of the key consuming nations are also likely to produce new patterns of demand in the foreseeable future.

Read more in our detailed briefing note about Gold Demand Trends, which also includes commentary on supply.

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Jewellery demand

Jewellery has consistently been the largest component of annual gold demand. In the 12 months to December 2012, appetite for jewellery amounted to around US$101.8 billion. India is the largest consumer in volume terms, accounting for 28% of demand in 2012. The last five years (to end-2012) saw an increase in value terms of around 430%. In 2012 alone, investment attracted net inflows of approximately US$81.8bn. Find out more in our special reports India: heart of gold - Strategic outlook and India Gold Report - India: Heart of Gold - Revival.

The 2007-2009 financial crisis had a significant negative impact on consumer spending. This resulted in a decline in the volume of gold jewellery sales, particularly in western markets, with the United States being hardest hit. However, jewellery demand in India and Asia has since been recovering whilst in China growth in jewellery consumption has been continuous.

Jewellery demand is driven by a combination of affordability and desirability by consumers. It generally rises during periods of price stability or gradually rising prices, and then declines in periods of price volatility. A steadily rising price reinforces the inherent value of gold jewellery, an intrinsic part of its desirability. Several countries, including China and India, offer clear and considerable potential for future growth.

Investment demand

Since 2003, investment has represented the strongest source of growth in demand. The last five years to the end of 2012 saw an increase in value terms of around 435%. In 2012 alone, investment attracted net inflows of approximately US$82.3bn.

Numerous factors motivate both institutional and private investors to seek gold investments. Of the key drivers behind investor demand, one common thread emerges: all are rooted in gold's abilities to insure against instability and protect against risk.

Gold investment can take many forms and investors often choose to invest through a number of different channels for greater flexibility.

The growth in investment demand has sparked numerous innovations in gold investment, ranging from online bullion sales to gold ETFs. There are now a wide variety of investment products to suit both the private and institutional investor. Read more about how to invest.

Technological demand

The use of gold in various electronic, industrial, medical and dental applications (together classed as 'Technology') accounts for around 11% of gold demand, an annual average of around 440 tonnes from 2008-2012.

Gold offers high thermal and electrical conductivity, along with outstanding resistance to corrosion. This explains why around two-thirds of all industrial demand arises from its use in electrical components.

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Demand and supply | Investment World Gold Council http://www.gold.org/investment/why_and_how/why_invest/demand_and ...

Gold's use in medical applications has a long history, reaching back to ancient Egypt. Today, various biomedical applications make use of its numerous attributes, including bio-compatibility as well as resistance to bacterial colonisation and corrosion.

Recent research has uncovered a number of new practical uses for gold, including its function as a catalyst in fuel cells, as well as chemical processing and pollution control. The potential to use nanoparticles of gold in advanced electronics, glazing coatings, and cancer treatments offers promising new areas of scientific research.

Find out more about the technological applications of gold.

Central banks

Central banks and multinational organisations (such as the International Monetary Fund) currently hold just under one-fifth of global above-ground stocks of gold as reserve assets (amounting to around 30,100 tonnes by the end of 2012, dispersed across circa 110 organisations). On average, governments hold around 15% of their official reserves as gold, although the proportion varies country-by-country. The advanced economies of Western Europe and North America typically hold over 40% of their total external reserves in gold, largely as a legacy of the gold standard. Developing countries, by contrast, have no such historical legacy and therefore tend to have much smaller gold reserves, typically holding around 5% or less of their total external reserves in gold.

There have been significant changes in official sector behaviour in recent years, due to a seismic shift in central bank attitudes towards gold. For two decades, the official sector was a net seller of a substantial quantity of gold to the private sector markets around the world. That period came to an end during 2009 and 2010 was the first year of net buying by the official sector for 21 years.

First, the economies of a number of emerging markets have been growing very rapidly and increasingly these countries are being identified as buyers of significant quantities of gold for their reserves. The primary reason for this has been a desire to move towards restoring a prior balance between foreign currencies and gold that has been eroded by the rapid increase in their holdings of foreign currencies. For this group, gold has also become an increasingly attractive means of diversifying their external reserves.

Additionally, central banks across Europe have reduced their appetite for sales in the wake of the global financial crisis and ongoing difficulties in the euro area. Since 1999, the bulk of sales from central banks have been regulated by a series of Central Bank Gold Agreements (CBGAs) which have stabilised sales from 15-20 signatory European central banks. However, from 2008 onwards these countries have shown a sharply diminished appetite for gold sales, to the extent that sales have virtually come to a halt over the past few years.

The net result of these shifting dynamics in the official sector has been that, having been a source of significant supply to the gold market for two decades, central banks became net buyers of gold in 2010, with purchases totalling 77 tonnes. This commitment deepened in 2011 and 2012, with

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purchases of 457 and 533 tonnes respectively.

The factors that motivated these purchases remain relevant for the foreseeable future and the official sector is unlikely to re-emerge as a source of significant supply as central banks remain committed to the importance of gold and its relevance in maintaining stability and confidence.

For more on Central Bank gold holdings.

Supply

Mine production

Gold is produced from mines on every continent except Antarctica, where mining is prohibited. There are several hundred gold mines operating worldwide ranging in scale from minor to enormous. This figure does not include mining at the very small-scale, artisanal and often 'unofficial' level.

Today, the overall level of global mine production is relatively stable. Supply from mine production has averaged approximately 2,690 tonnes per year over the last five years. The stability of production comes from the fact that when new mines are developed, they're mostly serving to replace current production, rather than expanding global production levels.

Gold production does experience comparatively long lead times, with new mines taking up to 10 years to come on stream. That means mining output is relatively inelastic, unable to respond quickly to a change in price outlook. Even a sustained price rally, as experienced by gold over the last 12 years, doesn't translate easily into increased production.

Recycled gold

While gold mine production is relatively inelastic, the recycling of gold ensures there is a potential source of readily available supply when needed. This helps to cater for an increase in demand and keep the gold price stable. The high value of gold makes recovery economically viable, as long as the precious metal is in a form that is capable of being extracted, melted down, re-refined and reused. Between 2008-2012, recycled gold contributed an average 39% to annual supply flows.

Gold production

The process of producing gold can be divided into six main phases:

• finding the ore body
• creating access to the ore body
• removing the ore by mining or breaking the ore body
• transporting the mined material from the mining face to the plants for treatment
• processing

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• refining

This basic process applies to both underground and surface operations.

The world's principal gold refineries are based near major mining centres or precious metals processing centres worldwide. In terms of capacity, the largest is the Rand Refinery in Germiston, South Africa.

Rather than buying gold and then selling it onto the market later, the refiner typically takes a fee from the miner.

Once refined, the bullion bars (with a purity of 99.5% or higher) are sold to bullion dealers. These dealers then trade with jewellery or electronics manufacturers or investors. Avoiding large bilateral contracts between miner and fabricator, this dealer-based bullion market lies at the heart of the supply-demand cycle. It facilitates free flow of the precious metal, and underpins the free market for gold.

Visit the Gold Bars Worldwide website for a wealth of information on the international gold bar market.

© Copyright 2013 World Gold Council. All rights reserved.

6 of 6 6/25/2013 10:18 AM

Gold Silver Ratio http://goldprice.org/gold-silver-ratio.html#20_year_gold_price

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1 of 6 6/26/2013 10:33 AM

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Gold Silver Ratio http://goldprice.org/gold-silver-ratio.html#20_year_gold_price

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5 of 6 6/26/2013 10:33 AM

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6 of 6 6/26/2013 10:33 AM

金銀業貿易場 The Chinese Gold & Silver Exchange Society http://cgse.com.hk/en/about_01_1.php

金 銀 業 貿 易 場
The Chinese Gold & Silver Exchange Society
Since 1910

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About Us / HISTORY

Inception of the Chinese Gold and Silver Exchange Society dates back to 1910 when we began operation as the "Gold and Silver Exchange Company". In 1918, the Exchange formally registered in the name of the Chinese Gold and Silver Exchange Society. About a century ago, there were only a lot of gold and silver trading in the territory. Small scale banking counters appeared later, which gradually led to the emergence of bank houses and modern banks. The Exchange was established in wake of the thriving development of Hong Kong's banking industry. Members of the post-war management were founders of leading Chinese banks in Hong Kong. Since its establishment, the Exchange has adhered to a stringent and effective set of rules. Although constantly tested, the integrity of industry members is always upheld. Moreover, it plays a vital role in Hong Kong's gold market. The Exchange provides local and international investors with a gold market of continuity, liquidity and depth, in which they can exploit gold as a vehicle of investment, speculation, hedging and arbitrage.

The Exchange, except for the Pacific War years of 1941 to 1945, provides services to investors on every trading day. In January 1980 when the Soviet army invaded Afghanistan, the price of gold soared to a record high of HK$4,855.00 per tael on 18 January, before plunging down to a low of HK$3,590.00 on 23 January, marking a sharp volatility of $1,200.00 in only a few days. Unable to cope with this severe fluctuation, all major gold markets suspended trading. Thanks to great versatility and a sound market system, the Exchange was the only market in the world where trading continued as usual. In early February 1983, plummeting oil prices, tightening of the US Federal Reserve's monetary policy and rising rates brought great volatility to the price of gold again. Gold markets in the US and Singapore suspended trading but the Exchange remained open. The above incidents fully demonstrate the Exchange's ability to ensure trading continuity.

As for liquidity, investors have realized their gold bullion and closed out gold positions smoothly and swiftly over the past decades. Not one complaint has been reported. One significant example is that on 15 January 1970, the Exchange abandoned the then prevailing 945 fineness and adopted 99 fineness as the standard for pure gold. It was a step to meet demand of the gold jewelry industry. At that time, the people of Hong Kong had more than 100,000 taels of 945 fineness gold between them, and the Exchange bought all 945 gold by paying a price based on the 99 fineness standards. Consumers got the full value of their gold investments, and there were no disputes. This piece of history illustrates our members' integrity and the high liquidity of the Exchange. Note: 945 fineness is a 94.5% gold bullion; 99 fineness is a 99% gold bullion.

Depth is best used to describe our strength. While the Exchange is subject to varying market situations due to fluctuation in gold prices, the strength we display in market strong runs is impressive. In the early 1980's when the gold market staged stellar performance, more than 2 million taels of gold were traded on the Exchange daily. History shows that our member firms are establishments of great strengths. They can cope well with large trade volumes in a bullish market.

Hong Kong has secured a key position in the international gold market. This important role is attributed to a number of factors. They include political stability, free trade, a respect for private ownership, a sound and established legal system, good communications networks, sophisticated telecommunications facilities, a strong financial system and a stringent regulatory system. Yet another important factor worth noting is that Hong Kong spans across the Asia time zone and it provides pricing information for the gold market after the close of New York market and before the opening of the London market. Because of this connection, international investors can continue their trading, hedging or arbitrage activities in Hong Kong. Effectively, the emerging of Hong Kong gold market turns the trading of gold around-the-clock.

1 of 2 6/26/2013 10:56 AM

金銀業貿易場 The Chinese Gold & Silver Exchange Society http://cgse.com.hk/en/about_02.php

金銀業貿易場
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- To develop business related to gold, silver and precious metals
- To explore new products related to gold, silver and precious metals
- To maintain and to strengthen the relationship and cooperation with international gold markets
- To help its members in business development, and to safeguard the rights and interests of its members and practitioners
- To foster knowledge and professional standards of its members and practitioners, to benefit the public

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1 of 1 6/26/2013 10:57 AM

金銀業貿易場 The Chinese Gold & Silver Exchange Society http://cgse.com.hk/en/about_01.php

金 銀 業 貿 易 場
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About Us / PROFILE

The Chinese Gold and Silver Exchange Society operates in Hong Kong as a registered society. At present, we have 171 member firms which are sole proprietorships, partnerships or limited companies. Among these 171 firms, 30 are bullion group members. Bullion group members who want to manufacture good delivery bars may apply for the qualification of accredited refineries. Upon accreditation, these member firms may produce 99% fineness 5-tael gold bullions and 999.9% 1-kg gold bullions for delivery on the Exchange. The bullions they produce also circulate widely in the open market. To encourage more industry players to participate in spot gold market, we accept settlement accreditation applications from non members. The Members General Meeting is the highest authority of the Exchange. Twenty one members of the Executive & Supervisory Committees are elected once every two years in June. In this biannual election, each member firm has one vote. When the Members General Meeting is adjourned, the Executive & Supervisory Committees are the highest decision-making authority. They are responsible for implementing policies, effecting development plans and monitoring their effectiveness. To ensure effective performance of the many tasks of the Executive & Supervisory Committees, there are several subordinate groups. Administration work of the Exchange is carried out by the General Manager.

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1 of 1 6/26/2013 11:43 AM

Silver as an investment - Wikipedia, the free encyclopedia http://en.wikipedia.org/wiki/Silver_investments

Silver as an investment

From Wikipedia, the free encyclopedia
(Redirected from Silver investments)

Silver, like other precious metals, may be used as an investment. For more than four thousand years, silver has been regarded as a form of money and store of value. However, since the end of the silver standard, silver has lost its role as a legal tender in many developed countries including the United States. In 2009, the main demand for silver was for industrial applications (40%), jewellery, bullion coins and exchange-traded products.[1][2] In 2011, the global silver reserves amounted to 530,000 tonnes.[3]

Millions of Canadian Silver Maple Leaf coins and American Silver Eagle are purchased as investments each year. The Silver Maple Leaf is legal tender at $5 per ounce and there are many other silver coins with higher legal tender values, including $20 Canadian silver coins. Silver is legal tender in Utah, and can be used to pay all debts.[4]

Contents

- 1 Price
  - 1.1 Influencing factors
    - 1.1.1 Large traders or investors
    - 1.1.2 Short selling
    - 1.1.3 Industrial, commercial, and consumer demand
    - 1.1.4 Hedge against financial stress
- 2 Investment vehicles
  - 2.1 Bars
  - 2.2 Coins and rounds
  - 2.3 Exchange-traded products
  - 2.4 Certificates
  - 2.5 Accounts
  - 2.6 Derivatives, CFDs and spread betting
  - 2.7 Mining companies
- 3 Taxation
- 4 See also
- 5 References
- 6 External links

Price

Like most commodities, the price of silver is driven by speculation and supply and demand. Compared to gold, the silver price is notoriously volatile. This is because of lower market liquidity, and demand fluctuations between industrial and store of value uses. At times this can cause wide ranging valuations in the market, creating volatility.[5]

Silver often tracks the gold price due to store of value demands, although the ratio can vary. The gold/silver price ratio is often analyzed by traders, investors and buyers.[6] In Roman times, the price ratio was set at 12 or

1 of 9 6/26/2013 10:30 AM

Silver as an investment - Wikipedia, the free encyclopedia http://en.wikipedia.org/wiki/Silver_investments

12.5 to 1.[7] In 1792, the gold/silver price ratio was fixed by law in the United States at 15:1,[8] which meant that one troy ounce of gold was worth 15 troy ounces of silver; a ratio of 15.5:1 was enacted in France in 1803.[9] The average gold/silver price ratio during the 20th century, however, was 47:1.[10]

Silver price
per troy ounce in US-Dollar
Silver price history in 1960-2011

Year	Silver price (yearly cum. avg.[11]) US$/ozt	Gold price (yearly cum. avg.[12]) US$/ozt	Gold/silver ratio	World Silver Reserves (in tons) [13]
1840	1.29	20	15.5	N/A
1900	0.64	20	31.9	N/A
1920	0.65	20	31.6	N/A
1940	0.34	33	97.3	N/A
1960	0.91	35	38.6	N/A
1970	1.63	35	22.0	N/A
1980	16.39	612	37.4	N/A
1990	4.06	383	94.3	N/A
2000	4.95	279	56.4	420.000
2005	7.31	444	60.8	570.000
2009	14.67	972	66.3	400,000
2010	20.19	1,225	60.7	510,000
2011	35.12	1,572	44.7	530,000
2012	31.15	1,669	53.6	540,000

From September 2005 onwards, the price of silver has risen fairly steeply, being initially around $7 per troy ounce but reaching $14 per ozt. for the first time by late April 2006. The monthly average price of silver was $12.61 per troy ounce during April 2006, and the spot price was around $15.78 per troy ounce on November 6, 2007. As of March 2008, it hovered around $20 per troy ounce.[14] However, the price of silver plummeted 58% in October 2008, along with other metals and commodities, due to the effects of the credit crunch.[15] By April 2011, silver had rebounded to reach a 31-year high hitting $49.21 per ounce on April 29, 2011 due to economic concerns about inflation and uncertainty regarding bailouts in the Eurozone.[16] From the year 1840 to 2012 silver has its life time high-price in 1980 on Silver Thursday.

Influencing factors

Large traders or investors

The silver market is much smaller in value than the gold market. The London silver bullion market turns over 18 times less money than gold.[17] With physical demand estimated at only $15.2 billion per year, it is possible for a

2 of 9 6/26/2013 10:30 AM

Silver as an investment - Wikipedia, the free encyclopedia http://en.wikipedia.org/wiki/Silver_investments large trader or investor to influence the silver price either positively or negatively. For example:

The y axis represents the price of silver and the x axis represents the year. The large spike in 1980 was a result of the Hunt brothers' failure to corner the market and Silver Thursday.

From 1973 the Hunt brothers began cornering the market in silver, helping to cause a spike in January 1980 of the London Silver Fix to $49.45 per troy ounce, silver futures to reach an intraday all-time high of $50.35 per troy ounce and a reduction of the gold/silver ratio down to 1:17.0 (gold also peaked the same day in 1980, at $850 per troy ounce).[18][19] In the last nine months of 1979, the brothers were estimated to be holding over 100 million troy ounces of silver and several large silver futures contracts.[20] However, a combination of changed trading rules on the New York Mercantile Exchange (NYMEX) and the intervention of the Federal Reserve put an end to the game. By 1982 the London Silver Fix had collapsed by 90% to $4.90 per troy ounce.[21]

In 1997, Warren Buffett purchased 130 million troy ounces (4,000 metric tons) of silver at approximately $4.50 per troy ounce (total value $585 million). On May 6, 2006, Buffett announced to shareholders that his company no longer held any silver.

In April 2006, iShares launched a silver exchange-traded fund, called the iShares Silver Trust (NYSE: SLV (http://www.nyse.com/about/listed/lcddata.html?ticker=slv)), which as of November 2010 held 344 million troy ounces of silver as reserves.[22]

A big driver for silver sales in 2012 was Morgan Stanley and their short position holdings. This has influenced the silver market, along with an apparent shortage of above ground silver available for investment. As silver continues to boom for industrial uses, less of the metal is available for physical bullion for investment. That, coupled with paper investment uncertainty has driven the market prices wildly.

Short selling

In April 2007, Commitments of Traders Report revealed that four or fewer traders held 90% of all short silver futures contracts totalling 245 million troy ounces, which is equivalent to 140 days of production. According to Ted Butler, one of these banks with large silver shorts, JPMorgan Chase, is also the custodian of the SLV silver exchange-traded fund (ETF). Some silver analysts have pointed to a potential conflict of interest, as close scrutiny of Comex documents reveals that ETF shares may be used to "cover" Comex physical metal deliveries. This led analysts to speculate that some stores of silver have multiple claims upon them. On 25 September 2008 the Commodity Futures Trading Commission (CFTC) relented and probed the silver market after persistent complaints of foul play.[23]

In April 2010, Andrew Maguire, a former Goldman Sachs trader, went public with assertions of market manipulation by JPMorgan Chase and HSBC of the gold and silver markets, prompting a number of lawsuits.[24][25] In response to allegations of market manipulation from silver investors such as Max Keiser, Blythe Masters, Head of Global Commodities for JP Morgan, told CNBC in April 2012 "often when customers have metal stored in their facility, they hedge it through JP Morgan on a forward basis who in turn hedges itself in the commodity markets. If you see only the hedges and our activity in the futures market, but you aren't aware of the underlying client position that we're hedging then it would suggest inaccurately that we are running a large

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Silver as an investment - Wikipedia, the free encyclopedia http://en.wikipedia.org/wiki/Silver_investments directional position."[26]

Industrial, commercial, and consumer demand

The traditional use of silver in photographic development has been dropping since 2000 due to the decline of film photography.[1] However, silver is also used in electrical appliances (silver has the lowest resistivity of industrial metals), photovoltaics (one of the highest reflectors of light), RoHS compliant solder, clothing and medical uses (silver has antibacterial properties). Other new applications for silver include RFID tags, wood preservatives, water purification and food hygiene.[27] The Silver Institute have seen a noticeable increase in silver-based biocide products coming onto the market, as they explain:

> Currently we're seeing a surge of applications for silver-based biocides in all areas: industrial, commercial and consumer. New products are being introduced almost daily. Established companies are incorporating silver based products in current lines - clothing, refrigerators, mobile phones, computers, washing machines, vacuum cleaners, keyboards, countertops, furniture handles and more. The newest trend is the use of nano-silver particles to deliver silver ions. [28]

Data from 2010 reveals that a majority of silver is being used for industry (487.4 million ounces), jewelry (167.0 million ounces), and investments (101.3 million ounces).[29]

The expansion of the middle classes in emerging economies aspiring to Western lifestyles and products may also contribute to a long-term rise in industrial and jewelry usage.[30]

Hedge against financial stress

Silver, like all precious metals, may be used as a hedge against inflation, deflation or devaluation.[31] As Joe Foster, portfolio manager of the New York-based Van Eck International Gold Fund, explained in September 2010:

> The currencies of all the major countries, including ours, are under severe pressure because of massive government deficits. The more money that is pumped into these economies – the printing of money basically – then the less valuable the currencies become. [32]

Investment vehicles

Bars

A traditional way of investing in silver is by buying actual bullion bars. In some countries, like Switzerland and Liechtenstein, bullion bars can be bought or sold over the counter at major banks.

A 5kg silver bar

The flat, rectangular shape of silver bars makes them ideal for storage in a home safe, a safe deposit box at a bank, or placed in allocated (also known as *non-fungible*) or unallocated (*fungible* or *pooled*) storage with a bank or dealer. Silver is traded in the spot market with the code "XAG". When settled in United States Dollars, the code is "XAGUSD".

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Silver as an investment - Wikipedia, the free encyclopedia http://en.wikipedia.org/wiki/Silver_investments

Various sizes of silver bars:

- 1000 oz troy bars – These bars weigh about 83 1/3 pounds pounds avoirdupois (31 kg) and vary about 10% as to weight, as bars range from 900 ozt to about 1,100 ozt (28 to 34 kg). These are COMEX and LBMA *good delivery* bars.
- 100 oz troy bars – These bars weigh 8 1/3 pounds (3.11 kg).
- Odd weight retail bars – These bars cost less and generally have a wider spread, due to the extra work it takes to calculate their value and the extra risk due to the lack of a good brand name.
- 1 kilogram bars (32.15 oz troy)
- 10 oz troy bars and 1 oz troy bars (311 and 31.1 g)

Coins and rounds

Silver coins include the one ounce 99.99% pure Canadian Silver Maple Leaf and the one ounce 99.93% pure American Silver Eagle. Coins may be minted as either *fine silver* or junk silver, the latter being older coins with a smaller percentage of silver. U.S. coins 1964 and older (half dollars, dimes, and quarters) are generally accepted to weigh 24.71 grams of silver per dollar of face value, which at their nominal silver content of 90%, translates to 22.239 g of silver per dollar. All U.S. dimes, quarters, halves and 1 dollar pieces contained 90% silver since their introduction up until 1964 when they were discontinued. The combined mintage of these coins by weight exceeds by far the mintages of all other silver investment coins.

LIBERTY
IN GOD WE TRUST
2008
American Silver Eagle bullion proof coin

All 1965-1970 and one half of the 1975-1976 Bicentennial San Francisco proof and mint set Kennedy half dollars are "clad" in a silver alloy and contain just under one half of the silver in the pre-1965 issues.

Junk-silver coins are also available as sterling silver coins, which were officially minted until 1919 in the United Kingdom and Canada and 1945 in Australia. These coins are 92.5% silver and are in the form of (in decreasing weight) Crowns, Half-crowns, Florins, Shillings, Sixpences, and threepence. The tiny threepence weighs 1.41 grams, and the Crowns are 28.27 grams (1.54 grams heavier than a US $1). Canada produced silver coins with 80% silver content from 1920 to 1967.

Other hard money enthusiasts use .999 fine silver rounds as a store of value. A cross between bars and coins, silver rounds are produced by a huge array of mints, generally contain a troy ounce of silver in the shape of a coin, but have no status as legal tender. Rounds can be ordered with a custom design stamped on the faces or in assorted batches.

Exchange-traded products

Silver exchange-traded products represent a quick and easy way for an investor to gain exposure to the silver price, without the inconvenience of storing physical bars. Silver ETPs include:

- iShares Silver Trust (NYSE: SLV (http://www.nyse.com/about/listed/lcddata.html?ticker=slv)) launched by iShares is the largest silver ETF on the market with over 340 million troy ounces of silver in storage.[33]
- ETFS Physical Silver (LSE: PHAG (http://www.londonstockexchange.com/exchange/prices-and-news/stocks/prices-search/stock-prices-search.html?nameCode=PHAG)) and ETFS Silver Trust (NYSE: SIVR

5 of 9 6/26/2013 10:30 AM

金銀業貿易場 The Chinese Gold & Silver Exchange Society http://www.cgse.com.hk/en/member_01.php

金銀業貿易場
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Membership Affairs / **MEMBER LIST**

Member List

Our Membership is limited at 192 by the constitution. At present, the number of member is 171. Among them, 30 are also members of the Bullion Group. All of our members are registered in Hong Kong. They can register as sole proprietor, partnership or limited company. Newcomers can get a transfer from an existing member. Applications have to be made to the Executive and Supervisory Committees. The applicant's qualification will be examined and the admission will then be put to vote by the Committees. See Member Application. You may need to install the Hong Kong Supplementary Character Set (HKSCS) to view Chinese characters properly. Below are the links to download HKSCS and other necessary software:

Download Hong Kong Supplementary Character Set (HKSCS)

NOTICE TO INVESTORS

We have recently noticed a number of companies faking our Members.

In order to protect his interest, an investor intending to enter into any transactions with our Member should first carefully check and verify whether the company or firm with whom he is dealing with is our Member by checking and verifying its details, including its name, company number (if the company is a limited company) and business registration number.

Investors should pay special attention to "name". For example, a company named "ABC Gold and Silver Limited" is not the same company as "ABC Gold Limited".

The information about our Members including their names, company numbers (if applicable) and business registration numbers are listed out in our website.

Investors may also make enquiries through the following channels:

For data or information of companies and image records of documents of companies registered and kept by the Registrar of Companies of Hong Kong, investors may visit Websitehttp://www.icris.cr.gov.hk/csci/, or go direct to the Companies Registry at 14th Floor, Queensway Government Offices, 66 Queensway, Hong Kong

For business registration number enquiries, investors may visit Website http://www.gov.hk/en/residents/taxes/etax/services/brn_enquiry.htmor go direct to the Inland Revenue Department at 4th Floor, Revenue Tower, 5 Gloucester Road, Wan Chai, Hong Kong.

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